Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF DECEMBER 10, 2021
DATE AND TIME: December 10, 2021 at 9 a.m.
CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.
QUORUM: The totality of the elected members, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.
RESOLUTIONS UNANIMOUSLY ADOPTED:
The Board members resolved ad referendum of the General Stockholders’ Meeting and based on subitem 6.8, X of the Bylaws, upon the monthly payment of earnings for the year 2022 by means of interest on capital in replacement of the monthly dividend, in the amount of R$0.01765 per share, with a 15% withholding income tax, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders that can prove they are exempt from such withholding.
CLOSING: Once the work was completed, Leila Cristiane Barboza Braga, secretary of the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), December 10, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barreto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence